United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2013

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Third Quarter 2013 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: October 23th, 2013

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, October 23, 2013	www.gruma.com

GRUMA REPORTS THIRD QUARTER 2013 RESULTS

HIGHLIGHTS

During the third quarter of 2013 results at all of GRUMA's subsidiaries continued their upward trend, achieving improvements even above the company's own expectations from the beginning of the year and strengthening the sustainability of its performance. Operating profit increased 72% and EBITDA rose 49%, with both continuing to be driven by all subsidiaries, and in particular by Gruma Corporation and GIMSA.

The improvement in EBITDA generation allowed GRUMA to pay down US$93 million in debt during the quarter, for a total of US$179 million year-to-date. The debt reduction represents 40% of the debt related to GRUMA's share buy-back last December. The debt-to-EBITDA ratio is currently 2.9 times, already below the 3.0 times targeted for year-end 2013.

Consolidated Financial Highlights
 (Ps millions)

	3Q13	3Q12	Var.
Sales Volume (thousand metric tons)	1,067	1,082	(1)%
Net sales	13,804	13,679	1%
Operating income	1,347	783	72%
Operating margin	9.8%	5.7%	410 bp
EBITDA	1,733	1,161	49%
EBITDA margin	12.6%	8.5%	410 bp
Majority net income	631	267	136%

CONSOLIDATED RESULTS OF OPERATIONS
3Q13 versus 3Q12

Sales volume declined 1% to 1,067 thousand metric tons. Sales volume growth at Gruma Corporation was offset mainly by lower volumes at GIMSA.

Net sales increased 1% to Ps.13,804 million driven by Gruma Corporation. Sales from non-Mexican operations constituted 62% of consolidated net sales.

Cost of sales as a percentage of net sales improved to 67% from 68.9%, reflecting better performance at all subsidiaries, and driven in particular by Gruma Corporation and GIMSA. In absolute terms, cost of sales decreased 2% to Ps.9,250 million, driven most notably by the reduction at GIMSA.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 23% from 25.2%, driven mainly by Gruma Corporation and GIMSA. In absolute terms, SG&A declined 8% to Ps.3,169 million, reflecting important reductions at most subsidiaries, which have resulted from company-wide efforts to optimize marketing and administrative expenses as part of the strategy to enhance value creation.

Operating income grew 72% to Ps.1,347 million driven by improvements at most subsidiaries, in particular Gruma Corporation and GIMSA. Operating margin rose to 9.8% from 5.7%.

Net comprehensive financing cost was Ps.295 million versus Ps.191 million. The increase mainly resulted from (1) higher interest expense in connection with higher debt related to GRUMA's share buy-back last December; and (2) lower foreign exchange gains on dollar-denominated debt driven by lower peso appreciation during 3Q13.

Income taxes totaled Ps.350 million versus Ps.278 million in 3Q12 in connection with higher pre-tax income. The effective tax rate was 33.3%, lower than in previous periods reflecting the conclusion of several litigations.

Majority net income increased 136% to Ps.631 million, driven mainly by the improved operational performance and, to a lesser extent, lower minority interest in connection with the acquisition from ADM.

FINANCIAL POSITION
September 2013 versus June 2013

Balance-Sheet Highlights	Total assets were Ps.43,553 million, a decline of 1%. The increase in cash and cash equivalents was offset by reduced inventories, especially at GIMSA, in connection with corn consumption.

Total liabilities were Ps.30,834 million, 4% lower, mainly as a result of debt reduction.

Shareholders' equity totaled Ps.12,719 million, 4% more than in June 2013.

Debt Profile	GRUMA's debt totaled US$1,372 million, US$93 million less than at June 2013. Improvements in cash generation and reductions in capital expenditures allowed the company to decrease its debt. Approximately 71% of GRUMA's debt is dollar-denominated.

Debt
(US$ millions)

Sep'13	Sep'12	Var.	June'13	Var.
1,465	1,550	(12)%	1,465	(6)%

Schedule of Debt Amortizations
 (US$ millions)

	Rate	2013	2014	2015	2016	2017	2018	2019...	Total
Perpetual Bond	7.75%							300	300
Rabobank Syndicated Facility	LIBOR+1.5%-3		11	22	33	33	121		220
Inbursa Syndicated Facility MXP	TIIE+1.625%-2.625%		8.8	17.7	26.5	26.5	97.2		176.8
BBVA Syndicated Facility	LIBOR+1.5%-3%		25	25	175				225
BBVA Syndicated Facility MXP	TIIE+1.375%-2.625%			4.6	9.2	41.5	36.9		92.2
Gruma Corp Facility BofA	LIBOR+1.375%-2%				120				120
Bancomext Facility MXP	TIIE+1.375%-2.625%			2.3	4.6	20.8	18.4		46.1
Rabobank Facility	LIBOR+1.5%-3%				100				100
Other	4.14% (weighted avg)	62.2	29.2						91.4
TOTAL		62.2	74.1	71.6	468.3	121.8	273.6	300	1,371.5

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$30 million during 3Q13, most of which were allocated to Gruma Corporation and GIMSA for maintenance and technology upgrades. YTD capital expenditures were US$78 million.

SUBSIDIARY RESULTS OF OPERATIONS
3Q13 versus 3Q12

Gruma Corporation

Sales volume rose 2% to 408 thousand metric tons. In the U.S., tortilla sales volume was flat, while corn flour decreased 2% in connection with the measures implemented to improve profitability. In Europe, volume grew mainly in connection with sales of grits/corn, while tortilla volume was 3% higher.

Net sales rose 6% to Ps.7,180 million, resulting from the positive effect of price increases (implemented at different stages over the past 12 months), the change in the sales mix toward wheat tortillas at the U.S. operations, and the aforementioned sales volume growth.

Cost of sales as a percentage of net sales improved to 63.3% from 65%, driven mainly by the U.S. tortilla operations. However, the U.S. corn flour and European operations also performed better. Improvements at Gruma Corporation resulted mainly from the aforementioned price increases as well as the shift and focus toward high-margin high-volume products, as in the case of wheat tortillas. Also, the company benefited from the SKU rationalization programs. Europe also improved due to higher prices and a shift in the sales mix toward high-margin products. In absolute terms, cost of sales rose 3% to Ps.4,548 million, mainly reflecting (1) sales volume growth, and (2) higher costs related to the new Florida tortilla plant.

SG&A as a percentage of net sales improved to 28.1% from 29.6% in connection with the increase in net sales. In absolute terms, SG&A was flat at Ps.2,019 million, notwithstanding the effect of higher sales commissions linked to higher prices.

Operating income rose 63% to Ps.595 million and operating margin improved to 8.3% from 5.4%.

GIMSA

Sales volume decreased 4%, to 472 thousand metric tons mainly as a result of measures the company implemented to prioritize margin expansion and tighten credit conditions, as well as lower sales to government channels. However, quarterly sequential performance has improved, with 2% growth from 2Q13.

Net sales declined 3% to Ps.4,172 million, resulting from the aforementioned sales volume reduction.

Cost of sales as a percentage of net sales improved to 71.5% from 73.7% in connection with lower corn cost. In absolute terms, cost of sales dropped 6% to Ps.2,983 million in connection with the reduction in sales volume and the lower corn cost.

SG&A as a percentage of net sales improved to 13.1% from 15.6% and in absolute terms, SG&A fell 19% to Ps.545 million, mainly as a result of the company's efforts to reduce marketing, advertising and administrative expenses.

Operating income rose 39% to Ps.627 million and, as a percentage of net sales, increased to 15% from 10.5% reflecting principally the aforementioned improved operational performance.

For additional information, please see GIMSA ''Third-Quarter 2013 Results'', available through GRUMA's website, www.gruma.com.

Molinera de Mexico

Sales volume was flat at 141 thousand metric tons.

Net sales dropped 4%, to Ps.1,216 million, as a result of price reductions implemented throughout 2013 in connection with lower wheat cost.

Cost of sales as a percentage of net sales improved to 84.1% from 85.5% and in absolute terms fell 6% due particularly to lower wheat costs and, to a lesser extent, packaging and additives.

SG&A as a percentage of net sales increased to 13.8% from 13.2% due to the decrease in net sales, and in absolute terms, SG&A was flat. Even though there were reductions in administrative expenses, these were offset by higher selling expenses related to higher freight tariffs.

Operating income rose to Ps.5 million and operating margin improved to 1.8% from 1.4%.

Gruma Centroamerica

Sales volume declined 4% to 51 thousand metric tons due mainly to (1) the increased availability of cheap domestic corn, which motivated some customers to shift to the traditional method of tortilla production; and (2) a tougher competitive environment from new and existing corn flour producers.

Net sales grew 2% to Ps.877 million, in connection with price increases, and a change in the sales mix towards higher priced products such as snacks, hearts of palm and rice.

Cost of sales as a percentage of net sales improved to 66.6% from 70.8%, due mostly to lower corn costs coupled with the company's strategy to prioritize margin expansion. In absolute terms, cost of sales dropped 4% mainly in connection with the decline in sales volume and, to a lesser extent, raw material costs.

SG&A as a percentage of net sales improved to 27.1% from 30.1% due to the aforementioned increase in net sales and the company's efforts to reduce expenses, especially in terms of promotion and advertising. In absolute terms, SG&A declined 8% due to expense reductions.

Operating income was Ps.56 million versus a Ps.7 million loss, resulting in an operating margin of 6.3% compared to a negative 0.8%.

Other Subsidiaries and Eliminations

Operating loss was Ps.48 million versus an operating loss of Ps.42 million during 3Q12. The improvement resulted from the exit of part of the tortilla operations in Mexico, reduced operations at the technology division, better performance at the Asia and Oceania operations, and personnel and expense reductions at corporate levels.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages, and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the foregoing, the GRUMA's consolidated figures are determined as follows: the figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia and Oceania operate in a non-hyperinflationary environment; therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

Under the section Subsidiary Results of Operations and the table of Financial Highlights by Subsidiary of this report, figures for Gruma Corporation were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.0119/dollar as of September 30, 2013. The differences between the use of convenience translation and the historical exchange rate are reflected under ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production of corn flour, tortillas, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 19,000 employees and 85 plants. In 2012, GRUMA had net sales of US$4.2 billion (excluding the Venezuelan operations), of which 59% came from non-Mexican operations. For further information please visit www.gruma.com.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.

Additionally, Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Central Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma has margin calls with their counterparty for $368,274 thousand pesos.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Hedging agreements other than cash flow hedges are measured at fair value and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments at fair value. Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of September 30, 2013, the open positions of corn and natural gas financial instruments were valued at their fair value. The financial instruments that qualified as hedges for accounting purposes represented a loss of $194,842 thousand pesos which was applied to other comprehensive income in equity. The financial instruments that did not qualify as hedges for accounting purposes represented a loss of $27,627 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated at fair value. As of September 30, the Company does not have open positions of these instruments.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

The transactions concluded during the third quarter of 2013 regarding the financial instruments of corn and natural gas represented a loss of $9,661 thousand pesos. As of September 30, 2013, the favorable effect in the results of the concluded transactions of these instruments is of $7,656 thousand pesos.

The transactions concluded during the third quarter of 2013 regarding the foreign exchange financial instruments represented a profit of $30,722 thousand pesos. As of September 30, 2013, the favorable effect in the results of the concluded transactions of these instruments is of $26,461 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of September 30, 2013, the company has revolving funds denominated ''margin calls'' for $368,274 thousand pesos. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

I. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of September 30, 2013
Amounts in Thousands of Pesos

Corn and Natural Gas Derivative Financial Instruments

Exchange Rate Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of September 30, 2013, the financial instruments transactions of corn and natural gas in long positions represented a loss of $306,859 thousand pesos and a favorable effect in short positions of $84,390.

25. As of September 30, 2013, the Company has revolving funds denominated ''margin calls'' for $368,274 thousand pesos, required upon variations in prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

The transactions concluded during the third quarter of 2013 regarding the financial instruments of corn and natural gas represented a loss of $9,661 thousand pesos. As of September 30, 2013, the favorable effect in the results of the concluded transactions of these instruments is of $7,656 thousand pesos.

The transactions concluded during the third quarter of 2013 regarding the foreign exchange financial instruments represented a profit of $30,722 thousand pesos. As of September 30, 2013, the favorble effect in the results of the concluded transactions of these instruments is of $26,461 thousand pesos.

II. Sensibility Analysis

Corn and Natural Gas Derivative Financial Instruments:

According to the position as of September 30, 2013, a hypothetical 10 percent loss of the raw materials value would result in an additional adverse effect of $295,019 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of September 30, 2013.

Sensitivity Analysis
Regarding the Position in Commodities Derivative
Instruments as of September 30, 2013
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:
a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of the raw materials derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.
a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of raw materials, based on our position as of September 30, 2013, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $295,019, $737,548, and $1,475,095 thousands of pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.